Countrywide Financial Corporation
4500 Park Granada
Calabasas, CA 91302

May 8, 2008

Mr. Hugh West

Accounting Branch Chief

Securities and Exchange Commission

100 F. Street  NE

Washington, DC  20549

RE:                            Countrywide Financial Corporation

                                                                                                Form 10-K for the Fiscal Year ended December 31, 2007

                                                                                                File No. 001-12331-01

Dear Mr. West:

This letter provides supplemental information to our May 7, 2008 response to your letter dated May 1, 2008 regarding the above-referenced filing of Countrywide Financial Corporation.

At the time of all transfers from mortgage loans held for sale to mortgage loans held for investment, management made the decision to hold those loans for the foreseeable future, which has been defined as the next twelve months from the time of transfer, and made an assessment that the Company had the ability to hold them for that time.  This decision and assessment was made individually with respect to each transfer from mortgage loans held for sale to mortgage loans held for investment, including such transfers made in the fourth quarter of 2007.  Management intends to maintain the same decision and assessment process with respect to future transfers from mortgage loans held for sale to mortgage loans held for investment.

We will include language to this effect in the Management’s Discussion and Analysis section of our form 10-Q for the quarter ended March 31, 2008 and will include similar language in all future quarterly and annual filings.

In the table below, we offer supplemental information regarding charge-offs and recoveries for the fiscal years ended December 31, 2007, 2006, 2005, 2004 and 2003.

	Years Ended December 31,
	2007	2006	2005	2004	2003
	(in thousands)
Charge-offs	$725,097	$161,807	$30,607	$40,557	$14,860
Recoveries	(21,717)	(4,966)	(5,434)	(15,379)	(3,056)
Net charge-off	$703,380	$156,841	$25,173	$25,178	$11,804

Our systems and procedures for tracking loan loss data were developed when our predominant business activity was mortgage banking and our most significant balance sheet reserve was the reserve for uncollectible servicing advances.  As our mortgage loan investment portfolio became a more significant component of our balance sheet and credit risk, the systems and procedures surrounding charges-offs and recoveries have been enhanced.  Although we are confident that the net charge-off amount is accurate, the separate amounts of gross charge-offs and recoveries in the years ended December 31, 2005, 2004 and 2003 may be misclassified.  We will include charge-off and recovery information for the appropriate periods in all future annual and quarterly report filings, including a presentation of the five-year information contained in the above table in our Forms 10-Q for the first three quarters of 2008.  The annual amounts for 2005 and 2004 will be accompanied by a footnote providing narrative information that will allow the gross amounts of charge-offs and recoveries to be evaluated in the proper context.

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope our response contained herein adequately addresses your questions.  Please feel free to call me at (818) 225-3000 if you require additional information or clarification.

Sincerely,

Anne D. McCallion

Senior Managing Director

Deputy Chief Financial Officer